UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, November 5th, 2008 – CPFL Energia S.A. (Bovespa: CPFE3 and NYSE: CPL), announces the 3Q08 results. The following financial and operational information, unless otherwise indicated, is presented in a consolidated form and is in accordance with applicable legislation. Comparisons are relative to 3Q07, unless otherwise stated.

CPFL ENERGIA ANNOUNCES NET INCOME OF R$ 339 MILLION IN 3Q08

Indicators (R$ Million)	3Q08	3Q07	Var.	9M08	9M07	Var.
Sales within the Concession Area - GWh	12,432	11,642	6.8%	36,549	34,270	6.6%
Captive Market	9,373	8,751	7.1%	27,662	25,990	6.4%
TUSD	3,059	2,891	5.8%	8,887	8,280	7.3%
Sales in the Free Market - GWh	2,293	2,460	-6.8%	6,569	6,605	-0.5%
Gross Operating Revenue	3,521	3,627	-2.9%	10,642	10,378	2.5%
Net Operating Revenue	2,389	2,404	-0.6%	7,184	6,781	5.9%
EBITDA	745	880	-15.4%	2,108	2,563	-17.7%
EBITDA Margin	31.2%	36.6%	-5.4%	29.3%	37.8%	-8.4%
Net Income	339	428	-21.0%	940	1,271	-26.0%
Net Income per Share - R$	0.71	0.89	-21.0%	1.96	2.65	-26.0%
Investments	322	316	1.9%	805	865	-6.9%

Note: EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization and pension fund contributions.

3Q08 HIGHLIGHTS

  Growth of 6.8% in energy sales within the concession area;

  Annual tariff increase of 16.54% for CPFL Piratininga, effective as of October 23, 2008;

  CPFL Energia’s shares appreciate by 13.7% in the first nine months, versus a 5.3% decline in the IEE and a 22.5% downturn by the Ibovespa;

  Increase of 13.6% in the average daily trading volume of CPFL Energia shares in 9M08, to R$ 37.0 million.

Conference Call with Simultaneous Translation into English (Bilingual Q&A)		Investor Relations
Department
•	Thursday, November 6, 2008 – 11:00 am (SP), 08:00 am (EST)
	Portuguese: 0300-101-1009 (Brazil)	ri@cpfl.com.br
	English: 1-571-527-1024 (USA) and 44-20-8114-9363 (Other Countries)	www.cpfl.com.br/ir
•	Webcast: www.cpfl.com.br/ir

3Q08 Results | November 5th 2008

INDEX
1) ENERGY SALES	3
1.1)Sales within the Distributors’ Concession Area	3
1.1.1) Sales to the Captive Market	3
1.1.2) Sales by Consumer Class – Captive Market	4
1.2)TUSD by Distributor	4
1.3)Sales to the Free Market	4

2) ECONOMIC-FINANCIAL PERFORMANCE	5
2.1)Operating Revenue	5
2.2)Cost of Electric Power	6
2.3)Operating Costs and Expenses	6
2.4)EBITDA	6
2.5)Financial Result	7
2.6)Net Income	7

3) DEBT	8
3.1)Financial Debt	8
3.2)Total Debt	9
3.3)Adjusted Net Debt	10

4) INVESTMENTS	11

5) CASH FLOW	12

6) DIVIDENDS	13

7) STOCK MARKET	14
7.1)Shares Performance	14
7.2)Ratings	15

8) CORPORATE GOVERNANCE	15

9) SHAREHOLDERS STRUCTURE	17

10) PERFORMANCE OF THE BUSINESS SEGMENTS	18
10.1) Distribution Segment	18
10.1.1) Economic-Financial Performance	18
10.1.2) Tariff Adjustment	20
10.2) Commercialization Segment	22
10.3) Generation Segment	23

11) ATTACHMENTS	26
11.1) Sales to the Captive Market by Distributors (in GWh)	26
11.2) Economic-Financial Performance by Distributors	27
11.3) Statement of Assets - CPFL Energia	29
11.4) Statement of Liabilities - CPFL Energia	30
11.5) Income Statement - CPFL Energia	31
11.6) Income Statement - Consolidated Distribution Segment	32
11.7) Income Statement - Consolidated Generation Segment	33

1) ENERGY SALES

1.1) Sales within the Distributors’ Concession Area

In 3Q08, sales within the concession area, achieved by the distribution segment, totaled 12,432 GWh, an increase of 6.8% .

Sales within the Concession Area - GWh
	3Q08	3Q07	Var.	9M08	9M07	Var.
Captive Market	9,373	8,751	7.1%	27,662	25,990	6.4%
TUSD	3,059	2,891	5.8%	8,887	8,280	7.3%

Total	12,432	11,642	6.8%	36,549	34,270	6.6%

Sales to the captive market moved up by 7.1% to 9,373 GWh.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), grew by 5.8% to 3,059 GWh.

1.1.1) Sales to the Captive Market

Captive Market - GWh
	3Q08	3Q07	Var.	9M08	9M07	Var.
Residential	2,918	2,671	9.2%	8,653	7,993	8.3%
Industrial	3,076	2,894	6.3%	8,880	8,398	5.7%
Commercial	1,636	1,487	10.0%	5,038	4,739	6.3%
Rural	612	669	-8.6%	1,819	1,802	1.0%
Others	1,131	1,030	9.8%	3,272	3,058	7.0%

Total	9,373	8,751	7.1%	27,662	25,990	6.4%

Note: The captive market sales tables by distributor are attached to this report in item 11.1.

In the captive market, emphasis is given to the growth in the following classes: residential (9.2%), industrial (6.3%) and commercial class (10.0%), which jointly accounted for 81.4% of total consumption by the distributors’ captive consumers.

• Residential and commercial classes: up by 9.2% and 10.0% respectively, due to the following factors:

(i) Bulk of wages and availability of credit maintained at high levels;

(ii) The performance of the retail sector;

(iii) Higher temperatures in 3Q08 than in 3Q07;

(iv) The transfer of certain rural customers to the residential segment.

• Industrial class: up 6.3% due to the industrial production performance, partially offset by the migration of captive customers to the free market, especially the migration of the so-called “special customers,” whose contracted demand is more than 500 kW and who are eligible to purchase energy from alternative generation sources, e.g. biomass and small hydroelectric power plants.

1.1.2) Sales by Consumer Class – Captive Market

1.2) TUSD by Distributor

TUSD by Distribution Company (GWh)
	3Q08	3Q07	Var.	9M08	9M07	Var.
CPFL Paulista	1,494	1,425	4.9%	4,369	4,124	5.9%
CPFL Piratininga	1,294	1,222	5.9%	3,725	3,535	5.4%
RGE	233	206	12.8%	677	575	17.8%
CPFL Santa Cruz	6	4	34.8%	15	13	12.2%
CPFL Jaguariúna	33	33	-2.0%	101	100 (1)	1.1%

Total	3,059	2,891	5.8%	8,887	8,347	6.5%

Note: (1)	The TUSD volume of CPFL Jaguariúna is considered in CPFL Energia’s consolidated data as of July/2007, as shown in the table in item 1.1.
- CPFL Jaguariúna’s TUSD volume from January through September 2007 = 100 GWh;
- CPFL Jaguariúna’s TUSD volume from July through September 2007 = 33 GWh.

1.3) Sales to the Free Market

Free Market - GWh
	3Q08	3Q07	Var.	9M08	9M07	Var.
Total	2,293	2,460	-6.8%	6,569	6,605	-0.5%

Free market sales via the commercialization segment decreased by 6.8% due to the stagnation in CPFL Brasil’s customer portfolio.

2) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	3Q08	3Q07	Var.	9M08	9M07	Var.
Gross Operating Revenues	3,521,309	3,626,665	-2.9%	10,642,446	10,377,980	2.5%
Net Operating Revenues	2,389,078	2,403,833	-0.6%	7,183,935	6,781,228	5.9%
Cost of Electric Power	(1,350,371)	(1,234,390)	9.4%	(4,196,077)	(3,434,954)	22.2%
Operating Costs & Expenses	(359,097)	(366,081)	-1.9%	(1,099,615)	(1,029,946)	6.8%
EBIT	679,610	803,362	-15.4%	1,888,243	2,316,328	-18.5%

EBITDA	744,880	880,218	-15.4%	2,108,411	2,563,207	-17.7%

Financial Income (Expense)	(138,262)	(123,852)	11.6%	(397,047)	(387,043)	2.6%
Operating Income	541,348	679,510	-20.3%	1,491,196	1,929,285	-22.7%
Income Before Taxes	527,721	669,875	-21.2%	1,471,421	1,914,486	-23.1%

NET INCOME	338,591	428,439	-21.0%	940,168	1,270,814	-26.0%

EPS - R$	0.71	0.89	-21.0%	1.96	2.65	-26.0%

Note: CPFL Jaguariúna’s financial information has been considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as of July/2007.

2.1) Operating Revenue

Gross operating revenue in the 3Q08 fell by 2.9% (R$ 105 million) to R$ 3,521 million, while net operating revenue declined by 0.6% (R$ 15 million) to R$ 2,389 million. The reduction in operating revenue was due to the distributors’ tariff revision:

  CPFL Piratininga (-10.11%), effective as of October 2007;

  CPFL Santa Cruz (-7.13%), CPFL Leste Paulista (-1.65%), CPFL Jaguari (-1.58%), CPFL Sul Paulista (-3.57%) and CPFL Mococa (-5.65%), effective as of February 2008;

  CPFL Paulista (-13.61%), effective as of April 2008.

However, this was partially offset by:

  RGE’s tariff revision (+4.77%), effective as of April 2008;

  The 6.8% increase in the concession area sales, mainly due to organic growth in the region;

  The net effect of the amortization of 2001 Parcel A (R$ 26 million), comprising a R$ 31 million increase in operating revenue net of taxes (R$ 39 million with taxes), partially offset by the R$ 13 million upturn in deductions from operating revenue. The amortization of Parcel A affected the revenue account, as well as deductions from revenue and expenses, but had no impact on the net income;

  The 20.3% increase (R$ 41 million) in electric power supply revenue, due, among other factors, to the R$ 43 million rise in revenue from other concessionaires/licensees, in turn caused by the 24.0% upturn in energy sales volume and energy price hikes.

In the 9M08, gross operating revenue grew by 2.5% (R$ 264 million) to R$ 10,642 million, while net operating revenue moved up by 5.9% (R$ 403 million) to R$ 7,184 million.

2.2) Cost of Electric Power

The cost of electric power, comprising the purchase of electric power for resale and charges for the use of the distribution and transmission systems, increased by 9.4% (R$ 116 million) to R$ 1,350 million in the 3Q08:

• The cost of electric power purchased for resale in the 3Q08 climbed by R$ 91 million, or 8.6%, to R$ 1,152 million, mainly due to:

(i)    A 6.3% (R$ 72 million) increment in the cost of energy purchased in the regulated and free markets;

(ii)    An increase resulting from the amortization of 2001 Parcel A, related to purchased energy and charges (R$ 26 million). The amortization of Parcel A affected the revenue account, as well as deductions from revenue and expenses, but had no impact on the net income.

The rise in the cost of energy purchased for resale was partially offset by Pis and Cofins credits on energy purchases (R$ 7 million).

• Charges for the use of the transmission and distribution systems increased by 14.5% (R$ 25 million) in the 3Q08, to R$ 198 million.

2.3) Operating Costs and Expenses

Operating costs and expenses fell by 1.9%, or R$ 7 million, to R$ 359 million in the 3Q08, due to the following factor:

• The Private Pension Fund item, which represented revenue of R$ 21 million in 3Q08, versus R$ 13 million in 3Q07, due to the impact on expected real returns on the plan’s assets, as defined by the Actuarial Report of December 2007.

The operating costs and expenses reduction was partially offset by the following factor:

• PMSO item, which were R$ 278 million in 3Q08, registering an increased of 0.3%, or R$ 1 million, mainly due to the following:

 (i) The 11.6% (R$ 13 million) upturn in personnel expenses, as a result of several factors, including a R$ 9 million increase in CPFL Paulista and a R$ 2 million increase in CPFL Piratininga, due to pay rises associated with the 2008 collective bargaining agreement;

The increase in PMSO item was partially offset by the following factors:

 (i) A 6.8% (R$ 6 million) decrease in outsourced services costs, mainly due to environment- related services carried out in 3Q07 by the generation projects;

(ii) A 10.3% (R$ 6 million) reduction in other operating costs and expenses, due, among other factors, to CPFL Paulista’s reversal of the provision for doubtful debts.

Note: PMSO comprises Personnel, Materials, Outsourced Services and Others.

2.4) EBITDA

Based on the factors described, CPFL Energia’s 3Q08 EBITDA fell by 15.4%, or R$ 135 million, to R$ 745 million.

In the 9M08, EBITDA fell by 17.7% or R$ 455 million, to R$ 2,108 million.

2.5) Financial Result

The 3Q08 financial result was a net expense of R$ 138 million, 11.6% (R$ 14 million) higher than the net expense of R$ 124 million recorded in the 3Q07, thanks to:

• Financial Revenues: increase of 31.7% (R$ 31 million), from R$ 99 million in 3Q07 to R$ 130 million in 3Q08, mainly due to:

(i) An upturn of R$ 23 million in the item Monetary and Foreign Exchange Updates and a R$ 8 million rise in the item Write-up of Judicial Deposits;

(ii) A R$ 10 million increase in Revenue from Financial Investments.

The increase in financial revenues was partially offset by the following factor:

(i) A reduction of R$ 10 million in financial returns stemming from the remuneration of regulatory assets (Extraordinary Tariff Recomposition - RTE, CVA and Parcel A).

• Financial Expenses: increase of 20.6% (R$ 46 million), from R$ 223 million in 3Q07 to R$ 269 million in 3Q08, mainly due to:

(i) A R$ 34 million increase in the item Monetary and Foreign Exchange Updates;

(ii) A R$ 24 million increase in Debt Charges.

The increase in financial expenses was partially offset by the following factor:

(i) A R$ 15 million reduction in Banking Expenses, mainly due to the elimination of the CPMF financial transaction tax.

2.6) Net Income

Net income, in the 3Q08, was R$ 339 million, a reduction of 21.0% (R$ 90 million), while net income per share came to R$ 0.71.

In the 9M08, net income was R$ 940 million, a reduction of 26.0% (R$ 331 million) and net income per share stood at R$ 1.96.

3) DEBT

3.1) Financial Debt

CPFL Energia’s financial debt increased by 11.2% to R$ 6,660 million in the 3Q08. The main contributing factors to the variation in the balance of financial debt were:

•   CPFL Geração and Generation Projects: funding (BNDES and other financial institutions), net   of amortizations, totalizing R$ 353 million, with the following highlights:

 (i) Funding, net of amortizations, obtained by Foz do Chapecó (R$ 306 million) and Ceran (R$ 66 million);

(ii) Funding, net of amortizations, carried out in compliance with the Brazilian Central Bank Resolution nº 2770 by CPFL Geração, totalizing R$ 209 million;

(iii) Amortization of the principal of CPFL Geração and Baesa’s debentures (R$ 147 million).

•   CPFL Energia, CPFL Paulista, CPFL Piratininga and RGE: funding (BNDES and other financial  institutions), net of amortizations, totalizing R$ 39 million, with the following highlights:

 (i) RGE’s R$ 380 million debenture issue and CPFL Piratininga’s R$ 100 million promissory notes issue, for debt rollover;

(ii) Amortizations, net of funding, carried out in compliance with the Brazilian Central Bank Resolution nº 2770 by CPFL Energia, CPFL Paulista, CPFL Piratininga and RGE, totalizing R$ 232 million;

(iii) Amortizations, net of funding, of BNDES financing of CPFL Paulista, CPFL Piratininga and RGE, totalizing R$ 134 million.

•   Foreign exchange variation of foreign-currency debt (R$ 114 million).

Financial Debt - 3Q08 (R$ Thousands)

	Charges		Principal		Total

	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	131	-	10,027	23,345	10,158	23,345	33,503
BNDES - Investment	6,277	18,695	239,783	1,886,837	246,060	1,905,532	2,151,592
BNDES - Regulatory Asset	-	-	-	-	-	-	-
BNDES - Income Assets	20	-	121	1,422	141	1,422	1,563
Furnas Centrais Elétricas S.A.	-	-	92,524	61,683	92,524	61,683	154,207
Financial Institutions	7,043	1,400	134,894	205,357	141,937	206,757	348,694
Others	502	-	29,875	39,590	30,377	39,590	69,967

Subtotal	13,973	20,095	507,224	2,218,234	521,197	2,238,329	2,759,526

Foreign Currency
IDB	524	-	4,029	61,033	4,553	61,033	65,586
Financial Institutions	10,942	21,908	83,736	1,045,824	94,678	1,067,732	1,162,410

Subtotal	11,466	21,908	87,765	1,106,857	99,231	1,128,765	1,227,996

Debentures
CPFL Energia	4,432	-	-	450,000	4,432	450,000	454,432
CPFL Paulista	35,892	-	288,181	640,000	324,073	640,000	964,073
CPFL Piratininga	13,142	-	-	400,000	13,142	400,000	413,142
RGE	30,432	-	205,357	406,200	235,789	406,200	641,989
SEMESA	5,102	-	158,041	-	163,143	-	163,143
BAESA	755	-	3,164	31,481	3,919	31,481	35,400

Subtotal	89,755	-	654,743	1,927,681	744,498	1,927,681	2,672,179

Total	115,194	42,003	1,249,732	5,252,772	1,364,926	5,294,775	6,659,701
Percentage on Total Financial Debt (%)	-	-	-	-	20.5%	79.5%	100%

With regard to financial debt, it is worth noting that R$ 5,295 million (79.5% of the total financial debt) is considered long-term, and R$ 1,365 million (20.5% of the total) is short-term.

3.2) Total Debt

The total debt, which is the sum of financial debt, derivatives (asset/liability) and debt with the private pension plan entity, climbed by 5.0%, to R$ 7,248 million in the 3Q08. The debt recorded an increase in nominal terms, with the average cost rising from 11.9% p.a. in 9M07 to 13.2% p.a. in 9M08, due to the upturn in the IGP-DI inflationary index (from 6.0% to 11.3%) and the IGP-M inflationary index (from 5.5% to 11.4%) (annualized accrued rates in the first nine months of each year).

As a result of funding operations and amortizations carried out, there was a change in the debt profile, with an increase in the CDI-pegged portion (from 50.6%, in 3Q07, to 52.5%) and the TJLP-indexed portion (from 28.1%, in 3Q07, to 30.9%), and a decrease in the portion tied to the IGP-M/IGP-DI (from 16.8%, in 3Q07, to 13.7%) .

The foreign-currency debt would come to 18.4% of the total, if banking hedge operations were ignored. However, as we consider contracted swap operations, which convert the indexation of debt in dollars and yen to the CDI, the effective foreign-currency debt is only 1.9% and all of this possesses a natural hedge (revenue with foreign exchange component). Consequently, CPFL Energia has no foreign-currency exposure.

3.3) Adjusted Net Debt

R$ Thousands		3Q08	3Q07	Var.
Total Debt (1)		(6,845,582)	(6,539,187)	4.7%
(+)	Regulatory Asset/(Liability)	445,263	712,267	-37.5%
(+)	Available Funds	760,961	389,611	95.3%

(=)	Adjusted Net Debt	(5,639,358)	(5,437,309)	3.7%

Note: (1) Total Debt net of judicial deposit (in the amount of R$ 403 million for 3Q08 and in the amount of R$ 364 million for 3Q07).

In the 3Q08, adjusted net debt, after the exclusion of the regulatory assets/(liabilities) and cash equivalents, reached R$ 5,639 million, an upturn of 3.7% (R$ 202 million).

The Company closed 3Q08 with a Net Debt / EBITDA ratio of 1.95x.

4) INVESTMENTS

In 3Q08, R$ 322 million was invested in maintenance and expansion of business, of which R$ 168 million in distribution, R$ 146 million in generation, R$ 6 million in commercialization and R$ 2 million in other investments. As result, 9M08 investments totaled R$ 805 million.

Listed below are some of the main investments made by CPFL Energia in each segment:

(i)	Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

(ii)	Generation: chiefly focused on the ongoing construction projects: 14 de Julho Hydroelectric Facility (Ceran Complex) and Foz do Chapecó Hydroelectric Facility.

5) CASH FLOW

Consolidated Cash Flow (R$ Thousands)

	3Q08	Last 12M

Beginning Balance	750,767	378,788

Net Income	338,591	1,312,790

Depreciation and Amortization	140,237	565,511
Interest/Monetary and Foreign Exchange Variations	178,313	91,248
Derivative Instruments	(159,052)	(157,980)
Consumers, Concessionaries and Licensees	47,813	261,106
Taxes to Compensate	16,620	44,787
Cash Investments	33,487	(74,534)
Other Adjustments	25,674	(4,861)

	283,092	725,277

Total Operating Activities	621,683	2,038,067

Investment Activities
Acquisition of Property, Plant and Equipment	(321,609)	(1,072,720)
Others	32,508	87,946

Total Investment Activities	(289,101)	(984,774)

Financing Activities
Loans, Financing and Debentures	260,378	2,728,065
Principal Amortization of Loans, Financing and Debentures	(69,037)	(2,243,367)
Dividends Paid	(599,086)	(1,324,043)
Others	1	82,869

Total Financing Activities	(407,744)	(756,476)

Cash Flow Generation	(75,162)	296,817

Ending Balance - 09/30/2008	675,605	675,605

The cash flow balance closed 3Q08 at R$ 676 million, 10.0% (R$ 75 million) down on the opening figure. We highlight the following factors that contributed to this fluctuation in cash flow:

•	Cash increase:

	(i)	Cash from operating activities in the amount of R$ 622 million;

	(ii)	Funds from loans, financing and debentures, which exceeded amortizations by R$ 191 million.

• Cash decrease:

	(iii)	Investments (“Acquisition of Property, Plant and Equipment” account), in the amount of R$ 322 million (detailed in item 4, “Investments”);

	(iv)	Dividend payments related to the 1H08, in the amount of R$ 599 million.

6) DIVIDENDS

On September 30, 2008, intermediary dividends related to 1H08 were paid to holders of common shares traded on the São Paulo Stock Exchange (Bovespa). The total declared amount was R$ 602 million, equivalent to 100% of net income for the period, and correspondent to R$ 1.253516809 per share.

On October 9, 2008, intermediary dividends related to 1H08 were paid to holders of ADRs, traded on the New York Stock Exchange (NYSE). The paid amount was equivalent to US$ 1.9556 per ADR.

CPFL Energia's Dividend Yield

	2H06	1H07	2H07	1H08

Dividend Yield - last 12 months (1)	9.6%	10.9%	9.7%	7.6%

Note: (1) Based on the average share price in the period.

The 1H08 dividend yield, calculated on the average share price in the period (R$ 36.11) was 7.6% (last 12 months).

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE).

7) STOCK MARKET

7.1) Shares Performance

CPFL Energia, which has a current free float of 27.6%, is listed both on the São Paulo Stock Exchange (Bovespa) and on the New York Stock Exchange (NYSE).

In the 9M08, CPFL Energia’s shares appreciated by 13.7% on Bovespa and 6.3% on NYSE, closing the period priced at R$ 35.50 per share and R$ 55.86 per ADR, respectively.

The daily trading volume in the 9M08 averaged R$ 37.0 million, R$ 17.2 million of which on Bovespa and R$ 19.8 million on NYSE, 13.6% up on 2007. The number of trades made on Bovespa increased by 12.1%, rising from a daily average of 738, in 2007, to 828 in the 9M08.

Note: Considers the sum of the average daily volume on Bovespa and NYSE.

7.2) Ratings

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale

Agency		2008	2007	2006	2005

Standard & Poor's	Rating	brAA+	brAA-	brA+	brA
	Outlook	Stable	Stable	Positive	Positive

Fitch Ratings	Rating	AA (bra)	AA (bra)	A+ (bra)	A- (bra)
	Outlook	Positive	Stable	Stable	Stable

Note: Close-of-period positions.

8) CORPORATE GOVERNANCE

CPFL Energia simultaneously trades shares on the most elevated levels of corporate governance of the São Paulo Stock Exchange (Bovespa) and on the New York Stock Exchange (NYSE), which are: Novo Mercado and ADR’s Level III.

The Company is also part of the select group of companies that comprise the following Bovespa indexes: the Corporate Governance Index — IGC, the Index of Tag-Along Differentiated Shares — ITAG and the Index of Corporate Sustainability – ISE.

The company also participates in the Companies Circle, a group made up of fourteen Latin American companies recognized for their adoption of differentiated corporate governance practices. The group was constituted through the initiative of the Organization for Economic Cooperation and Development (OECD) and the International Finance Corporation (IFC), with the aim of promoting and encouraging the betterment of good corporate governance practices in Latin America.

Client Leadership Award (3Q08)

CPFL Energia was the first Brazilian company to win the Client Leadership Award from the International Finance Corporation (IFC), a World Bank member organization which fosters the sustainable development of the private sector in emerging economies.

The award was granted for the adoption of corporate governance and sustainability practices, such as the maintenance of employee diversity programs, the dissemination of social responsibility among small and medium-sized businesses and also for reducing energy losses and mitigating climate change. “CPFL is an IFC model client, with an excellent and well-deserved reputation for sound management and transparency,” declared Lars Thunell, the IFC’s Executive Vice President.

Rating AA+ of Corporate Governance (2Q08)

CPFL Energia has obtained the corporate governance rating AA+ conferred by Austin Rating, a credit risk classification agency. This is the best classification attributed to a Brazilian company since 2005, when the evaluation started to be applied in the country. The highest possible rating of AAA has yet to be applied in Brazil.

The Best Corporate Governance Company in Latin America (2Q08)

When it comes to corporate governance, CPFL Energia was voted the best company in Latin America by the LatinFinance Magazine together with the consultancy Management & Excellence. On a scale from 0% to 100%, CPFL complied with 92.68% of the good practice requisites analyzed in the study, obtaining the highest score. Fifty of the highest market value, non-financial companies participated in the evaluation.

Corporate Governance Model

The corporate governance model implemented in September 2006 represented an evolution in practices adopted by the company, with the objective of keeping pace with its current context, focusing on the identification of new opportunities, on the maintenance of sector leadership and on the rationalization of management processes.

In this model, the structure of governance was simplified. It was established that the Board of Directors would act as the central forum of strategic decision-making, with the support of three Advisory Committees (People Management, Management Processes and Related Parties). These committees act on decisions requiring in-depth analysis, in conjunction with the Board of Executive Officers.

The Board of Directors comprises seven members, of which six are nominated by the controlling block shareholders and one is an independent advisor. All were elected at the Annual General Meeting (AGM) held on April 9, 2008, with a unified mandate of one year.

Composition of the Board of Directors – Term 2008/2009:

  Luiz Anibal de Lima Fernandes – Chairman;
  Cecília Mendes Garcez Siqueira – Deputy Chairman;
  Carlos Alberto Cardoso Moreira;
  Francisco Caprino Neto;
  Milton Luciano dos Santos;
  Otávio Carneiro de Rezende;
  Ana Dolores Moura Carneiro de Novaes – Independent Member.

The workings, the competencies and the composition of the permanent advisory committees to the Board of Directors are defined by company statute. The Board can still appoint temporary ad hoc commissions to conduct relevant matters or specific topics, which are outside the competency of the committees, such as: fine-tuning corporate governance practices, new businesses and generation projects, financial policies and the commercialization of energy derived from alternative and competitive sources, as well as the Pluriannual (multiannual) plan and the Annual Budget.

The People Management Committee is active in the definition of targets and in the assessment of the Board of Executive Officers including overview of HR policies and the Succession Plan. The Committee of Management Processes accompanies the Annual Internal Auditing Plan and monitors corporate risks and soundness of management information. The Committee of Related Parties pre-analyzes all transactions involving parties related to controlling block shareholders, in order to verify compliance with usual market conditions.

The activities of the Committees and Commissions are carried out within the sphere of the holding company’s strategies, together with the controlled and associated companies.

The Fiscal Board operates full-time and carries out the attributes of the Audit Committee, in accordance with Securities and Exchange Commission (SEC) rules, which apply to foreign companies listed on the United States stock exchange. Two advisors were nominated as Financial Experts, as prescribed in Sarbanes-Oxley Act rulings.

The CPFL Energia Board of Executive Officers comprises seven officers, one of which is the Chief Executive Officer and the other six are Vice Presidents (Distribution, Generation, Energy Management, Financial and Investor Relations, Strategy and Regulation and finally Administration).

The vice presidents are responsible, in their respective operational areas, for the conducting of the controlled companies businesses, in a way that ensures that the governance guidelines are aligned with the holding company, thus providing an integrated and optimized structure. The Chief Executive Officer of CPFL Energia is the main executive and President of the Board of Directors of the controlled companies.

9) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (R$ Thousands)
	3Q08	3Q07	Var.	9M08	9M07	Var.
Gross Operating Revenues	3,123,156	3,280,800	-4.8%	9,505,294	9,525,483	-0.2%
Net Operating Revenues	2,049,800	2,112,384	-3.0%	6,220,254	6,064,848	2.6%
Cost of Electric Power	(1,320,834)	(1,211,708)	9.0%	(4,040,049)	(3,497,007)	15.5%
Operating Costs & Expenses	(294,521)	(304,544)	-3.3%	(901,916)	(871,592)	3.5%
EBIT	434,445	596,132	-27.1%	1,278,289	1,696,249	-24.6%

EBITDA	493,331	656,983	-24.9%	1,458,243	1,888,356	-22.8%

Financial Income (Expense)	(32,095)	(36,996)	-13.2%	(159,193)	(158,867)	0.2%
Operating Income	402,350	559,136	-28.0%	1,119,096	1,537,382	-27.2%
Income Before Taxes	401,002	549,926	-27.1%	1,113,559	1,520,188	-26.7%

NET INCOME	262,068	361,250	-27.5%	797,142	1,037,653	-23.2%

Notes:
(1)
CPFL Jaguariúna’s financial information has been considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as of July/2007.

(2)	The economic-financial performance tables by distributor are attached to this report in item 11.2.

Operating Revenue

Gross operating revenue in the 3Q08 fell by 4.8% (R$ 158 million) to R$ 3,123 million, while net operating revenue declined by 3.0% (R$ 63 million) to R$ 2,050 million.

The reduction in operating revenue was due to the distributors’ tariff revision:

  CPFL Piratininga (-10.11%), effective as of October 2007;

  CPFL Santa Cruz (-7.13%), CPFL Leste Paulista (-1.65%), CPFL Jaguari (-1.58%), CPFL Sul Paulista (-3.57%) and CPFL Mococa (-5.65%), effective as of February 2008;

  CPFL Paulista (-13.61%), effective as of April 2008.

However, this was partially offset by:

  RGE’s tariff revision (+4.77%), effective as of April 2008;

  The 6.8% increase in the concession area sales, mainly due to organic growth in the region;

  The net effect of the amortization of 2001 Parcel A (R$ 26 million), comprising a R$ 31 million increase in operating revenue net of taxes (R$ 39 million with taxes), partially offset by the R$ 13 million upturn in deductions from operating revenue. The amortization of Parcel A affected the revenue account, as well as deductions from revenue and expenses, but had no impact on the net income.

In the 9M08, gross operating revenue fell by 0.2% (R$ 20 million) to R$ 9,505 million, while net operating revenue moved up by 2.6% (R$ 155 million) to R$ 6,220 million.

Cost of Electric Power

The cost of electric power, comprising the purchase of electric power for resale and charges for the use of the distribution and transmission systems, increased by 9.0% (R$ 109 million) to R$ 1,321 million in the 3Q08:

• The cost of electric power purchased for resale in the 3Q08 climbed by R$ 88 million, or 8.4%, to R$ 1,129 million, mainly due to:

(i) A 6.9% (R$ 77 million) increment in the cost of energy purchased in the regulated market;

(ii) An increase resulting from the amortization of 2001 Parcel A, related to purchased energy and charges (R$ 26 million). The amortization of Parcel A affected the revenue account, as well as deductions from revenue and expenses, but had no impact on the net income.

The rise in the cost of energy purchased for resale was partially offset by Pis and Cofins credits on energy purchases (R$ 9 million).

• Charges for the use of the transmission and distribution systems increased by 12.5% (R$ 21 million) in the 3Q08, to R$ 192 million.

Operating Costs and Expenses

Operating costs and expenses fell by 3.3%, or R$ 10 million, to R$ 295 million in the 3Q08, due to the following factors:

• The Private Pension Fund item, which represented revenue of R$ 21 million in 3Q08, versus R$ 12 million in 3Q07, due to the impact on expected real returns on the plan’s assets, as defined by the Actuarial Report of December 2007.

• PMSO item, which stood at R$ 234 million in 3Q08, identical to the 3Q07 figure:

(i) The 10.3% (R$ 10 million) upturn in personnel expenses, as a result of several factors, including a R$ 9 million increase in CPFL Paulista and a R$ 2 million increase in CPFL Piratininga, due to pay rises associated with the 2008 collective bargaining agreement;

(ii) A 23.3% (R$ 11 million) reduction in other operating costs and expenses, due, among other factors, to CPFL Paulista’s reversal of the provision for doubtful debts.

Note: PMSO comprises Personnel, Materials, Outsourced Services and Others.

EBITDA

Based on all the above, 3Q08 EBITDA fell by 24.9%, or R$ 164 million, to R$ 493 million.

In the 9M08, EBITDA fell by 22.8% or R$ 430 million, to R$ 1,458 million.

Financial Result

The 3Q08 financial result was a net expense of R$ 32 million, 13.2% (R$ 5 million) lower than the net expense of R$ 37 million recorded in the 3Q07, thanks to:

• Financial Revenues: increase of 41.2% (R$ 34 million), from R$ 82 million in 3Q07 to R$ 116 million in 3Q08, mainly due to:

(i) An upturn of R$ 30 million in the item Monetary and Foreign Exchange Updates and a R$ 8 million rise in the item Write-up of Judicial Deposits;

(ii) A R$ 10 million increase in Revenue from Financial Investments.

The increase in financial revenues was partially offset by the following factors:

(i)  A reduction of R$ 10 million in financial returns stemming from the remuneration of regulatory assets (Extraordinary Tariff Recomposition – RTE, CVA and Parcel A);

(ii) A R$ 4 million decrease in the item Tax Credits Updates.

• Financial Expenses: increase of 24.3% (R$ 29 million), from R$ 119 million in 3Q07 to R$ 148 million in 3Q08, mainly due to:

(i)  A R$ 27 million increase in the item Monetary and Foreign Exchange Updates;

(ii)  A R$ 16 million increase in Debt Charges.

The increase in financial expenses was partially offset by the following factor:

(i)  A R$ 15 million reduction in Banking Expenses, mainly due to the elimination of the CPMF financial transaction tax.

Net Income

Net income, in the 3Q08, was R$ 262 million, a reduction of 27.5% (R$ 99 million).

In the 9M08, net income was R$ 797 million, a reduction of 23.2% (R$ 241 million).

10.1.2) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th

CPFL Santa Cruz	February 3rd

CPFL Jaguariúna
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd

CPFL Paulista	April 8th

RGE	April 19th

CPFL Piratininga

On October 21, 2008, Aneel approved the change in the provisional index of the second Periodic Tariff Revision (2007) and the 2008 Annual Tariff Adjustment of CPFL Piratininga. The new tariffs became effective on October 23, 2008 and will remain in force until October 22, 2009.

Change in the provisional index of the Second Periodic Tariff Revision (2007)

Aneel, through Resolution No. 716, altered the provisional index of CPFL Piratininga’s second Periodic Tariff Revision (2007) due to the provisional adoption of one of the methodological improvements submitted to Public Hearing AP 52/2007, regarding the increase in the percentage of unrecoverable revenue from 0.5% to 0.6% . In addition, confirmed revenue was altered due to the use of tariffs without discounts in its composition, with the sole aim of aligning the methodology used by Aneel to the second Tariff Revision cycle. As a result, the tariff repositioning was altered from -10.94% to -11.76% . Nevertheless, there are no hidden negative amounts to be considered in the 2008 Tariff Adjustment Index (IRT) aside from the R$ 2.5 million increase in Parcel B (manageable costs), which will have a positive effect of R$ 3.5 million on the 2008 tariff adjustment.

Approval of the 2008 Annual Tariff Adjustment

Through Resolution No. 717, Aneel adjusted CPFL Piratininga’s electricity tariffs by 16.54%, 10.92% of which referred to tariff repositioning and 5.62% to financial components outside the Periodic Tariff Revision, totaling around R$ 126.6 million. The average impact to the consumers will be 15.03%, considering that the percentage of financial components in the tariffs ratified by the 2007 Tariff Revision was 1.51% .

The IGP-M inflationary index accrued during the tariff period was 12.31% and the foreign exchange rate used by Aneel was R$/US$ 2.0540.

The following table lists the main items of CPFL Piratininga’s 2008 Annual Tariff Adjustment:

2008 Annual Tariff Adjustment	Prior	Current
CPFL Piratininga	Adjustment	Adjustment	Variance
(Amounts in R$/000)	Amounts	Amounts

Economic Adjustment	2,029,124	2,250,653	10.92%

Parcel A
Sectorial Charges	257,073	303,978	18.25%
Energy Transportation Cost	215,437	237,671	10.32%
Purchased Energy	986,476	1,083,246	9.81%
Total Parcel A	1,458,986	1,624,895	11.37%

Parcel B	570,138	625,758	9.76%

Financial Components
CVA	-	56,400	2.51%
Regulatory Assets/Liabilities	-	70,210	3.12%

Total Financial Components	-	126,610	5.62%

Total Adjustment	-	2,377,263	16.54%

10.2) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Thousands)

	3Q08	3Q07	Var.	9M08	9M07	Var.
Gross Operating Revenues	562,417	491,915	14.3%	1,500,526	1,400,976	7.1%
Net Operating Revenues	482,838	421,875	14.5%	1,278,756	1,204,949	6.1%

EBITDA	94,201	86,637	8.7%	213,075	280,100	-23.9%

NET INCOME	69,930	59,823	16.9%	153,180	190,497	-19.6%

 Note: CPFL Jaguariúna’s financial information has been considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as of July/2007.

Operating Revenue

In 3Q08, gross operating revenue reached R$ 562 million, representing an increase of 14.3% (R$ 71 million). Net operating revenue was R$ 483 million, equivalent to an increase of 14.5% (R$ 61 million), due mainly to the increase in energy supply revenue from CPFL Brasil (R$ 47 million) and CPFL Jaguariúna (R$ 11 million).

In 9M08, gross operating revenue reached R$ 1,501 million, representing an increase of 7.1% (R$ 100 million). Net operating revenue was R$ 1,279 million, equivalent to growth of 6.1% (R$ 74 million).

Revenue from Value Added Services (VAS)

In 3Q08, the revenue from value-added services (VAS) provided by CPFL Brasil and CPFL Serviços (a CPFL Jaguariúna subsidiary) maintained steady (R$ 15 million).

In 9M08, VAS revenue increased by 121%, from R$ 24 million in 9M07 to R$ 53 million.

EBITDA

In 3Q08, EBITDA was R$ 94 million, an increase of 8.7% (R$ 8 million).

In 9M08, EBITDA was R$ 213 million, down 23.9% (R$ 67 million).

Net Income

In 3Q08, net income was R$ 70 million, an increase of 16.9% (R$ 10 million).

In 9M08, net income was R$ 153 million, a reduction of 19.6% (R$ 37 million).

10.3) Generation Segment

Consolidated Income Statement - Generation (R$ Thousands)

	3Q08	3Q07	Var.	9M08	9M07	Var.
Gross Operating Revenues	235,113	187,152	25.6%	646,996	524,458	23.4%
Net Operating Revenues	219,854	173,029	27.1%	604,796	486,375	24.3%
Cost of Electric Power	(20,211)	(5,030)	301.8%	(60,405)	(19,252)	213.8%
Operating Costs & Expenses	(44,420)	(43,806)	1.4%	(131,690)	(112,876)	16.7%
EBIT	155,223	124,193	25.0%	412,701	354,247	16.5%

EBITDA	170,602	141,187	20.8%	464,171	406,170	14.3%

Financial Income (Expense)	(70,463)	(43,483)	62.0%	(197,788)	(154,154)	28.3%
Operating Income	84,760	80,710	5.0%	214,913	200,093	7.4%
Income Before Taxes	81,151	80,331	1.0%	210,437	199,334	5.6%

NET INCOME	57,180	53,336	7.2%	175,500	211,904	-17.2%

 Note: CPFL Jaguariúna’s financial information has been considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as of July/2007.

Operating Revenue

Gross operating revenue grew by 25.6% (R$ 48 million) to R$ 235 million in 3Q08.

Net operating revenue moved up by 27.1% (R$ 47 million) to R$ 220 million, chiefly due to the following factors:

(i)
An R$ 18 million increase in revenue from the Ceran Complex, due to the operational start- up of the Castro Alves Hydroelectric Facility in March 2008 (R$ 12 million), and to other revenue from the sales of energy (R$ 6 million);

(ii)	The purchase and sale of energy produced by Baesa, relative to its share. Since May 2008, this energy has been commercialized by CPFL Geração (R$ 10 million);

(iii)	The sale of carbon credits (Ceran Complex), increasing revenue by R$ 6 million;

(iv)	Supplies by Furnas resulting from the 7.75% monetary restatement of tariffs in the Serra da Mesa Hydroelectric Facility in January 2008 (R$ 6 million);

(v)
An increase in CPFL Paulista’s supply revenue, due to the higher volume of energy generated by the Small Hydroelectric Power Plants (thanks to repowering investments), and the 9.1% tariff adjustment (R$ 5 million).

In 9M08, gross operating revenue climbed by 23.4% (R$ 123 million) to R$ 647 million, while net operating revenue grew by 24.3% (R$ 118 million) to R$ 605 million.

Cost of Electric Power

The cost of electricity power service in 3Q08 was R$ 20 million, an increase of 301.8% (R$15 million), chiefly due to the following:

  Postponement of the operational start-up of the 14 de Julho Hydroelectric Facility, which forced the Ceran Complex to acquire energy (R$ 9 million);

  Increase in the transmission system usage charge in 3Q08, since these amounts had been paid at a discount in 3Q07 (R$ 2 million).

Operating Costs and Expenses

In 3Q08, the operating costs and expenses rose by 1.4% (approximately R$ 1 million), to R$ 44 million.

EBITDA

Based on the factors described, 3Q08 EBITDA grew by 20.8% (R$ 29 million) to R$ 171 million.

In 9M08, EBITDA increased by 14.3% (R$ 58 million) to R$ 464 million.

Financial Result

The 3Q08 financial result was a net expense of R$ 70 million, 62% (R$ 27 million) up on the R$ 43 million net expense recorded in 3Q07, thanks to:

• Financial Revenue: an increase of R$ 3 million, from R$ 2 million in 3Q07 to R$ 5 million in 3Q08, mainly due to increased income from financial investments;

• Financial Expenses: an increase of 66.2% (R$ 30 million), from R$ 45 million in 3Q07 to R$ 75 million in 3Q08, chiefly due to:

(iii)  Enercan debts with the IDB and BNDES indexed, respectively, to the U.S. dollar and a currency basket, which appreciated by around 20% in 3Q08, compared to a depreciation of 4% in 3Q07 (R$ 17 million);

(iv)  The operational start-up of the Castro Alves Hydroelectric Facility (R$ 6 million);

(v) A R$ 3 million increase in CPFL Geração’s financial expenses, due to the variation in the CDI, which indexes most of its debt.

Net Income

In 3Q08, net income grew by 7.2% (R$ 4 million) over 3Q07, to R$ 57 million.

In 9M08, net income fell by 17.2% (R$ 36 million) over 9M07 to R$ 176 million, due to the 1Q07 recognition of the tax credit from the merger of Semesa into CPFL Geração, in the amount of R$ 40 million.

Status of Generation Projects

14 de Julho Hydroelectric Facility (Ceran Complex)

The 14 de Julho Hydroelectric Facility is in its final phase of construction (97% of works completed: 98% of civil works, 100% of electromechanical equipment). Commercial start-up is scheduled for December 2008. CPFL Geração has a 65% share in the project, equivalent to an installed capacity and assured power of 65.0 MW and 32.5 average-MW, respectively.

On October 15, 2008, after obtaining the operation license, the Companhia Energética Rio das Antas (Ceran), started filling the reservoir of the 14 de Julho Hydroelectric Facility. On October 25, 2008, the reservoir filling was concluded.

Foz do Chapecó Hydroelectric Facility

The Foz do Chapecó Hydroelectric Facility is under construction (52% of works completed: 13% of electromechanical assembly, 55% of civil works, 45% of equipments supply). Commercial start-up is scheduled for 3Q10. CPFL Geração has a 51% share in the project, equivalent to an installed capacity and assured power of 436.1 MW and 220.3 average-MW, respectively.

11) ATTACHMENTS

11.1) Sales to the Captive Market by Distributors (in GWh)

CPFL Paulista

	3Q08	3Q07	Var.	9M08	9M07	Var.
Residential	1,647	1,497	10.1%	4,847	4,535	6.9%
Industrial	1,455	1,382	5.3%	4,190	4,110	1.9%
Commercial	933	860	8.5%	2,882	2,767	4.2%
Rural	264	289	-8.7%	652	750	-13.1%
Others	615	584	5.3%	1,808	1,757	2.9%

Total	4,914	4,612	6.6%	14,379	13,920	3.3%

CPFL Piratininga

	3Q08	3Q07	Var.	9M08	9M07	Var.
Residential	704	639	10.2%	2,124	1,986	6.9%
Industrial	774	719	7.6%	2,236	2,192	2.0%
Commercial	399	351	13.6%	1,215	1,152	5.5%
Rural	24	45	-46.7%	108	134	-19.6%
Others	199	171	16.9%	553	521	6.1%

Total	2,100	1,925	9.1%	6,236	5,986	4.2%

RGE

	3Q08	3Q07	Var.	9M08	9M07	Var.
Residential	426	400	6.5%	1,260	1,209	4.3%
Industrial	675	631	7.0%	1,938	1,870	3.6%
Commercial	242	219	10.7%	750	700	7.2%
Rural	227	213	6.7%	780	715	9.2%
Others	225	214	5.2%	694	656	5.8%

Total	1,795	1,676	7.1%	5,423	5,150	5.3%

CPFL Santa Cruz

	3Q08	3Q07	Var.	9M08	9M07	Var.
Residential	67	62	6.5%	199	190	5.1%
Industrial	40	33	21.2%	112	96	16.3%
Commercial	30	28	8.2%	94	91	3.4%
Rural	21	52	-59.7%	91	132	-31.3%
Others	60	31	94.0%	124	93	32.5%

Total	218	206	5.5%	619	602	2.9%

CPFL Jaguariúna

	3Q08	3Q07	Var.	9M08	9M07	Var.
Residential	74	73	1.4%	222	217	2.6%
Industrial	133	128	3.5%	404	386	4.5%
Commercial	32	29	7.5%	97	92	5.2%
Rural	76	71	7.4%	188	181	3.7%
Others	31	30	3.3%	93	90	3.0%

Total	346	332	4.2%	1,004	967	3.8%

Note: CPFL Jaguariúna’s financial information has been considered in CPFL Energia’s consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as of July/2007.

11.2) Economic-Financial Performance by Distributors

(Pro-forma, R$ thousands)

Income Statement Summary by Distribution Company (R$ Thousands)

CPFL PAULISTA

	3Q08	3Q07	Var.	9M08	9M07	Var.
Gross Operating Revenues	1,605,009	1,700,023	-5.6%	4,957,692	4,975,190	-0.4%
Net Operating Revenues	1,048,169	1,103,742	-5.0%	3,213,000	3,189,941	0.7%
Cost of Electric Power	(680,486)	(626,946)	8.5%	(2,080,713)	(1,780,209)	16.9%
Operating Costs & Expenses	(137,766)	(151,614)	-9.1%	(433,232)	(441,360)	-1.8%
EBIT	229,917	325,182	-29.3%	699,055	968,372	-27.8%

EBITDA	250,253	355,857	-29.7%	764,941	1,060,923	-27.9%

Financial Income (Expense)	(6,895)	(20,750)	-66.8%	(42,791)	(88,378)	-51.6%
Operating Income	223,022	304,432	-26.7%	656,264	879,994	-25.4%
Income Before Taxes	223,980	303,871	-26.3%	658,225	879,867	-25.2%

NET INCOME	147,320	199,985	-26.3%	447,291	606,833	-26.3%

CPFL PIRATININGA

	3Q08	3Q07	Var.	9M08	9M07	Var.
Gross Operating Revenues	700,968	791,744	-11.5%	2,129,989	2,391,873	-10.9%
Net Operating Revenues	465,021	484,396	-4.0%	1,407,177	1,457,809	-3.5%
Cost of Electric Power	(303,419)	(269,108)	12.7%	(973,337)	(851,697)	14.3%
Operating Costs & Expenses	(61,549)	(63,584)	-3.2%	(186,440)	(188,541)	-1.1%
EBIT	100,053	151,704	-34.0%	247,400	417,571	-40.8%

EBITDA	111,011	164,725	-32.6%	281,825	454,689	-38.0%

Financial Income (Expense)	(9,106)	(7,697)	18.3%	(28,025)	(33,321)	-15.9%
Operating Income	90,947	144,007	-36.8%	219,375	384,250	-42.9%
Income Before Taxes	90,964	143,775	-36.7%	222,058	382,434	-41.9%

NET INCOME	60,074	94,876	-36.7%	154,057	259,363	-40.6%

RGE

	3Q08	3Q07	Var.	9M08	9M07	Var.
Gross Operating Revenues	656,089	618,560	6.1%	1,931,131	1,855,373	4.1%
Net Operating Revenues	427,562	407,620	4.9%	1,267,947	1,209,641	4.8%
Cost of Electric Power	(276,824)	(253,996)	9.0%	(806,450)	(753,913)	7.0%
Operating Costs & Expenses	(72,673)	(62,407)	16.5%	(208,512)	(193,223)	7.9%
EBIT	78,065	91,217	-14.4%	252,985	262,505	-3.6%

EBITDA	100,293	102,763	-2.4%	317,990	315,134	0.9%

Financial Income (Expense)	(17,301)	(15,074)	14.8%	(89,366)	(46,496)	92.2%
Operating Income	60,764	76,143	-20.2%	163,619	216,009	-24.3%
Income Before Taxes	57,633	67,892	-15.1%	152,725	201,220	-24.1%

NET INCOME	36,992	44,321	-16.5%	139,517	132,091	5.6%

Income Statement Summary by Distribution Company (R$ Thousands)(1)

CPFL SANTA CRUZ

	3Q08	3Q07	Var.	9M08	9M07	Var.
Gross Operating Revenues	66,985	66,677	0.5%	200,787	201,315	-0.3%
Net Operating Revenues	48,055	46,177	4.1%	145,532	138,881	4.8%
Cost of Electric Power	(26,937)	(25,210)	6.9%	(77,481)	(74,740)	3.7%
Operating Costs & Expenses	(9,593)	(12,540)	-23.5%	(35,069)	(35,942)	-2.4%
EBIT	11,525	8,427	36.8%	32,982	28,199	17.0%

EBITDA	14,364	10,550	36.2%	40,080	34,734	15.4%

Financial Income (Expense)	138	5,338	-97.4%	(1,500)	8,141	-118.4%
Operating Income	11,663	13,765	-15.3%	31,482	36,340	-13.4%
Income Before Taxes	12,445	13,488	-7.7%	32,277	35,767	-9.8%

NET INCOME	7,599	7,740	-1.8%	24,228	25,250	-4.0%

CPFL JAGUARIÚNA(2)

	3Q08	3Q07	Var.	9M08	9M07	Var.
Gross Operating Revenues	96,631	106,296	-9.1%	293,577	300,363	-2.3%
Net Operating Revenues	63,425	72,872	-13.0%	194,203	203,509	-4.6%
Cost of Electric Power	(34,713)	(38,122)	-8.9%	(106,955)	(107,141)	-0.2%
Operating Costs & Expenses	(13,827)	(15,148)	-8.7%	(41,381)	(52,678)	-21.4%
EBIT	14,885	19,602	-24.1%	45,867	43,690	5.0%

EBITDA	17,410	23,195	-24.9%	53,407	52,564	1.6%

Financial Income (Expense)	1,069	1,187	-9.9%	2,489	3,731	-33.3%
Operating Income	15,954	20,789	-23.3%	48,356	47,421	2.0%
Income Before Taxes	15,980	20,900	-23.5%	48,274	47,264	2.1%

NET INCOME	10,083	14,435	-30.1%	32,049	31,091	3.1%

Notes:
(1)	Financial information on the company CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007;
(2)	CPFL Jaguariúna = information related to distributors’ consolidated: CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa.

11.3) Statement of Assets - CPFL Energia

(R$ thousands)

	Consolidated

ASSETS	09/30/2008	06/30/2008

CURRENT ASSETS
Cash and Banks	760,961	869,611
Consumers, Concessionaries and Licensees	1,670,971	1,734,280
Financial Investments	38,250	36,316
Recoverable Taxes	171,164	186,696
Allowance for Doubtful Accounts	(84,601)	(89,305)
Prepaid Expenses	124,307	96,641
Deferred Taxes	227,443	226,485
Materials and Supplies	14,989	15,351
Deferred Tariff Cost Variations	600,285	501,308
Derivative Contracts	30,404	-
Other Credits	104,695	94,139

TOTAL CURRENT ASSETS	3,658,868	3,671,522

NON-CURRENT ASSETS

Long-Term Liabilities
Consumers, Concessionaries and Licensees	182,645	186,190
Judicial Deposits	569,252	546,722
Financial Investments	100,558	103,870
Recoverable Taxes	95,813	96,903
Prepaid Expenses	92,108	14,615
Deferred Taxes	1,115,038	1,140,132
Deferred Tariff Cost Variations	162,146	277,103
Derivative Contracts	26,654	-
Other Credits	207,914	205,001

	2,552,128	2,570,536
Permanent Assets
Investments	2,573,417	2,617,536
Property, Plant and Equipment	7,597,709	7,374,944
Special Obbligation Linked to Concession	(995,122)	(962,354)
Deferred Charges	59,820	69,722

	9,235,824	9,099,848

TOTAL NON-CURRENT ASSETS	11,787,952	11,670,384

TOTAL ASSETS	15,446,820	15,341,906

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

11.4) Statement of Liabilities - CPFL Energia

(R$ thousands)

	Consolidated

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2008	06/30/2008

LIABILITIES

CURRENT LIABILITIES
Suppliers	882,635	842,455
Accrued Interest on Debts	25,439	13,594
Accrued Interest on Debentures	89,755	90,990
Loans and Financing	594,989	519,459
Debentures	654,743	366,022
Employee Pension Plans	38,851	40,011
Regulatory Charges	91,686	72,760
Taxes, Fees and Contributions	495,741	492,299
Provision for Contingencies	15	15
Dividends and Interest on Equity	25,650	624,735
Accrued Liabilities	60,198	57,397
Deferred Tariff Gains Variations	252,018	231,027
Derivative Contracts	54,385	4,282
Other Accounts Payable	457,413	446,507

TOTAL CURRENT LIABILITIES	3,723,518	3,801,553

NON-CURRENT LIABILITIES
Accrued Interest on Debts	42,003	26,278
Loans and Financing	3,325,091	2,998,034
Debentures	1,927,681	2,213,947
Employee Pension Plans	552,504	590,726
Taxes, Fees and Contributions	17,336	26,908
Reserve for Contingencies	112,314	117,055
Deferred Tariff Gains Variations	75,495	111,345
Derivative Contracts	-	152,151
Other Accounts Payable	282,877	256,592

TOTAL NON-CURRENT LIABILITIES	6,335,301	6,493,036

NON-CONTROLLING SHAREHOLDERS' INTEREST	94,576	92,483

SHAREHOLDERS' EQUITY
Capital	4,741,175	4,741,175
Capital Reserves	16	16
Profit Reserves	213,643	213,643
Retained Earnings	338,591	-

TOTAL SHAREHOLDERS' EQUITY	5,293,425	4,954,834

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	15,446,820	15,341,906

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

11.5) Income Statement - CPFL Energia

(R$ thousands)

Consolidated

	3Q08	3Q07	Variation	9M08	9M07	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	3,020,484	3,171,892	-4.77%	9,212,895	9,180,698	0.35%
Eletricity Sales to Distributors	241,179	200,539	20.27%	663,275	485,641	36.58%
Other Operating Revenues	259,646	254,234	2.13%	766,276	711,641	7.68%

	3,521,309	3,626,665	-2.91%	10,642,446	10,377,980	2.55%

DEDUCTIONS FROM OPERATING REVENUES	(1,132,231)	(1,222,832)	-7.41%	(3,458,511)	(3,596,752)	-3.84%

NET OPERATING REVENUES	2,389,078	2,403,833	-0.61%	7,183,935	6,781,228	5.94%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,152,071)	(1,061,235)	8.56%	(3,598,115)	(2,906,808)	23.78%

Eletricity Network Usage Charges	(198,300)	(173,155)	14.52%	(597,962)	(528,146)	13.22%

	(1,350,371)	(1,234,390)	9.40%	(4,196,077)	(3,434,954)	22.16%

OPERATING COSTS AND EXPENSES
Personnel	(122,597)	(109,889)	11.56%	(376,694)	(313,841)	20.03%
Material	(15,313)	(14,823)	3.31%	(44,988)	(38,179)	17.83%
Outsourced Services	(86,200)	(92,457)	-6.77%	(258,472)	(244,815)	5.58%
Other Operating Costs/Expenses	(53,709)	(59,888)	-10.32%	(172,264)	(168,689)	2.12%
Employee Pension Plans	21,038	12,582	67.21%	63,116	37,746	67.21%
Depreciation and Amortization	(92,810)	(92,676)	0.14%	(281,718)	(276,908)	1.74%
Merged Goodwill Amortization	(9,506)	(8,930)	6.45%	(28,595)	(25,260)	13.20%

	(359,097)	(366,081)	-1.91%	(1,099,615)	(1,029,946)	6.76%

EBITDA	744,880	880,218	-15.38%	2,108,411	2,563,207	-17.74%

EBIT	679,610	803,362	-15.40%	1,888,243	2,316,328	-18.48%

FINANCIAL INCOME (EXPENSE)
Financial Income	130,476	99,041	31.74%	324,972	277,696	17.02%
Financial Expenses	(268,738)	(222,893)	20.57%	(722,019)	(664,739)	8.62%
Interest on Equity	-	-	-	-	-	-

	(138,262)	(123,852)	11.63%	(397,047)	(387,043)	2.58%

OPERATING INCOME	541,348	679,510	-20.33%	1,491,196	1,929,285	-22.71%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	3,561	(898)	-496.55%	11,905	5,107	133.11%
Nonoperating Expenses	(17,188)	(8,737)	96.73%	(31,680)	(19,906)	59.15%

	(13,627)	(9,635)	41.43%	(19,775)	(14,799)	33.62%

INCOME BEFORE TAXES ON INCOME	527,721	669,875	-21.22%	1,471,421	1,914,486	-23.14%

Social Contribution	(50,173)	(60,777)	-17.45%	(137,811)	(177,740)	-22.46%
Income Tax	(136,576)	(178,126)	-23.33%	(386,188)	(463,188)	-16.62%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	340,972	430,972	-20.88%	947,422	1,273,558	-25.61%

Non-Controlling Shareholders' Interest	(2,381)	(2,533)	-6.00%	(7,254)	(2,744)	164.36%
Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Reversal of Interest on Equity	-	-	-	-	-	-

NET INCOME	338,591	428,439	-20.97%	940,168	1,270,814	-26.02%

EARNINGS PER SHARE (R$)	0.71	0.89	-21.00%	1.96	2.65	-26.04%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

11.6) Income Statement - Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated

	3Q08	3Q07	Variation	9M08	9M07	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	2,863,276	3,025,816	-5.37%	8,725,362	8,789,792	-0.73%
Eletricity Sales to Distributors	24,208	14,458	67.44%	81,476	47,458	71.68%
Other Operating Revenues	235,672	240,526	-2.02%	698,456	688,233	1.49%

	3,123,156	3,280,800	-4.81%	9,505,294	9,525,483	-0.21%

DEDUCTIONS FROM OPERATING REVENUES	(1,073,356)	(1,168,416)	-8.14%	(3,285,040)	(3,460,635)	-5.07%

NET OPERATING REVENUES	2,049,800	2,112,384	-2.96%	6,220,254	6,064,848	2.56%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(1,129,108)	(1,041,292)	8.43%	(3,460,876)	(2,983,078)	16.02%

Eletricity Network Usage Charges	(191,726)	(170,416)	12.50%	(579,173)	(513,929)	12.70%

	(1,320,834)	(1,211,708)	9.01%	(4,040,049)	(3,497,007)	15.53%

OPERATING COSTS AND EXPENSES
Personnel	(108,140)	(98,057)	10.28%	(332,568)	(282,769)	17.61%
Material	(13,188)	(12,368)	6.63%	(38,425)	(33,814)	13.64%
Outsourced Services	(76,012)	(75,758)	0.34%	(218,372)	(201,793)	8.22%
Other Operating Costs/Expenses	(36,947)	(48,193)	-23.34%	(127,060)	(143,596)	-11.52%
Employee Pension Plans	20,583	12,353	66.62%	61,744	37,059	66.61%
Depreciation and Amortization	(75,170)	(77,131)	-2.54%	(230,217)	(232,038)	-0.78%
Merged Goodwill Amortization	(5,647)	(5,390)	4.77%	(17,018)	(14,641)	16.24%

	(294,521)	(304,544)	-3.29%	(901,916)	(871,592)	3.48%

EBITDA	493,331	656,983	-24.91%	1,458,243	1,888,356	-22.78%

EBIT	434,445	596,132	-27.12%	1,278,289	1,696,249	-24.64%

FINANCIAL INCOME (EXPENSE)
Financial Income	115,687	81,911	41.23%	279,998	235,778	18.75%
Financial Expenses	(147,782)	(118,907)	24.28%	(376,111)	(360,407)	4.36%
Interest on Equity	-	-	-	(63,080)	(34,238)	84.24%

	(32,095)	(36,996)	-13.25%	(159,193)	(158,867)	0.21%

OPERATING INCOME	402,350	559,136	-28.04%	1,119,096	1,537,382	-27.21%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	3,321	(1,076)	-408.64%	11,643	1,724	575.35%
Nonoperating Expenses	(4,669)	(8,134)	-42.60%	(17,180)	(18,918)	-9.19%

	(1,348)	(9,210)	-85.36%	(5,537)	(17,194)	-67.80%

INCOME BEFORE TAXES ON INCOME	401,002	549,926	-27.08%	1,113,559	1,520,188	-26.75%

Social Contribution	(37,782)	(47,627)	-20.67%	(100,625)	(135,300)	-25.63%
Income Tax	(101,152)	(140,942)	-28.23%	(278,872)	(381,154)	-26.83%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	262,068	361,357	-27.48%	734,062	1,003,734	-26.87%

Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Non-Controlling Shareholders' Interest	-	(107)	-100.00%	-	(319)	-100.00%
Reversal of Interest on Equity	-	-	-	63,080	34,238	84.24%

NET INCOME	262,068	361,250	-27.46%	797,142	1,037,653	-23.18%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

11.7) Income Statement - Consolidated Generation Segment

(Pro-forma, R$ thousands)

Consolidated

	3Q08	3Q07	Variation	9M08	9M07	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	994	927	7.23%	2,829	2,651	6.71%
Eletricity Sales to Distributors	223,530	183,621	21.73%	621,306	517,337	20.10%
Other Operating Revenues	10,589	2,604	306.64%	22,861	4,470	411.43%

	235,113	187,152	25.63%	646,996	524,458	23.36%

DEDUCTIONS FROM OPERATING REVENUES	(15,259)	(14,123)	8.04%	(42,200)	(38,083)	10.81%

NET OPERATING REVENUES	219,854	173,029	27.06%	604,796	486,375	24.35%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(11,959)	(578)	1969.03%	(37,155)	(1,838)	1921.49%

Eletricity Network Usage Charges	(8,252)	(4,452)	85.35%	(23,250)	(17,414)	33.51%

	(20,211)	(5,030)	301.81%	(60,405)	(19,252)	213.76%

OPERATING COSTS AND EXPENSES
Personnel	(6,385)	(5,202)	22.74%	(18,448)	(16,664)	10.71%
Material	(492)	(692)	-28.90%	(1,549)	(1,532)	1.11%
Outsourced Services	(5,941)	(9,888)	-39.92%	(20,224)	(21,498)	-5.93%
Other Operating Costs/Expenses	(11,301)	(9,687)	16.66%	(31,792)	(19,536)	62.74%
Employee Pension Plans	447	229	95.20%	1,341	687	95.20%
Depreciation and Amortization	(16,889)	(15,026)	12.40%	(49,441)	(43,714)	13.10%
Merged Goodwill Amortization	(3,859)	(3,540)	9.01%	(11,577)	(10,619)	9.02%

	(44,420)	(43,806)	1.40%	(131,690)	(112,876)	16.67%

EBITDA	170,602	141,187	20.83%	464,171	406,170	14.28%

EBIT	155,223	124,193	24.99%	412,701	354,247	16.50%

FINANCIAL INCOME (EXPENSE)
Financial Income	5,050	1,952	158.71%	14,746	10,682	38.05%
Financial Expenses	(75,513)	(45,435)	66.20%	(177,274)	(128,610)	37.84%
Interest on Equity	-	-	-	(35,260)	(36,226)	-2.67%

	(70,463)	(43,483)	62.05%	(197,788)	(154,154)	28.31%

OPERATING INCOME	84,760	80,710	5.02%	214,913	200,093	7.41%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	222	-	-	239	5	4680.00%
Nonoperating Expenses	(3,831)	(379)	910.82%	(4,715)	(764)	517.15%

	(3,609)	(379)	852.24%	(4,476)	(759)	489.72%

INCOME BEFORE TAXES ON INCOME	81,151	80,331	1.02%	210,437	199,334	5.57%

Social Contribution	(6,067)	(7,081)	-14.32%	(17,515)	(16,662)	5.12%
Income Tax	(16,591)	(18,950)	-12.45%	(48,951)	(6,030)	711.79%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST	58,493	54,300	7.72%	143,971	176,642	-18.50%

Non-Controlling Shareholders' Interest	(1,313)	(964)	36.20%	(3,731)	(964)	287.03%
Extraordinary Item net of Tax Effects	-	-	-	-	-	-
Reversal of Interest on Equity	-	-	-	35,260	36,226	-2.67%

NET INCOME	57,180	53,336	7.21%	175,500	211,904	-17.18%

Note: Financial information on CPFL Jaguariúna is considered in the CPFL Energia consolidated statements and in the consolidated statements by segment (distribution, generation and commercialization) as from July 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.